UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Viatel Holding (Bermuda) Limited, today announced the launch of VTL WaveNet, its new European wholesale division.
VTL WaveNet will immediately offer high speed services across Europe including 2.5 Gbit/s and 10 Gbit/s Wavelengths, Dark Fibre, Ethernet, SDH and Co-location. Aimed at carriers and high bandwidth users, the services take advantage of Viatel’s wholly owned backbone network as well as its recently acquired metropolitan networks in 8 cities across Europe.
Viatel also announced today that it has enhanced its backbone and metropolitan networks with investment in the latest high capacity optical DWDM technology from Huawei Technologies. The technology supports Wavelength and Ethernet services and provides the company with substantial expansion capabilities of up to 1.6 Terabits on a single fibre pair. This investment is again backed by Viatel’s investors led by Morgan Stanley and Värde Partners.
“Viatel has been extremely successful in the UK retail market over the last few years” said Lucy Woods, CEO Viatel. “We have seen around 4% compound growth month on month, every month since January 2004, and the traffic across our network has doubled in 2006. With the long-haul market growing rapidly and bandwidth pricing stabilising, now is the perfect time for Viatel to launch its new European network strategy.”
It is estimated that demand for bandwidth in Europe will double by 2009 and that the value of the market for wavelength services will increase by 70% in the same period. Driven by the demand for increasing bandwidth by applications such as IPTV, the explosion in email traffic and the rise in media content being sent across the Internet, Viatel’s network will allow carriers to grow their network cost-effectively without investing their own capital in network technology.
Viatel has selected Huawei’s ultra long haul transmission technology which reduces the need for signal regeneration, thus enabling cost efficient network construction, which in turn allows Viatel to price aggressively in the marketplace.
Customers will have a full range of services to meet the specific needs including Wavelengths of 2.5 Gbit/s and 10 Gbit/s as well as Ethernet Services from 1 Gbit/s Ethernet up to 10 Gbit/s Ethernet. The services include both fully protected connections capable of restoration in less than 50 milliseconds as well as cost effective point to point services.
Phase 1 of the Service rollout has been completed with points of presence in the UK, Netherlands, Germany and France including metropolitan coverage in Paris, Amsterdam, London, Düsseldorf and Frankfurt.
About Viatel
Viatel is a pan-European business communications company operating across 6 European markets, including the UK, France and Germany. It has more than 10,000 business customers, providing them a range of business communication services that help companies of all sizes to access the internet, connect their people and places, manage their web applications and increase the security of their data. The company is headed by Lucy Woods, formerly CEO of WorldCom EMEA and BT Northern Ireland.
For further information on Viatel, please visit:
www.viatel.com
For further information please call:
Ana Williams or Christian Sharp on +44 (0)207 436 0420

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

	By:	/s/ Laura King
		Name:	Laura King
Date: February 27, 2007		Title:	Legal Director